Mail Stop 3561

September 28, 2009

Mr. Mark S. Heaney, President & CEO
Addus HomeCare Corporation
2401 South Plum Grove Road
Palatine, IL 60067

Re: **Addus HomeCare Corporation**
        Registration Statement on Form S-1/A Amend. No. 2
        Filed on September 21, 2009
        File No. 333-160634

        Registration Statement on Form S-1/A Amend. No. 3
        Filed on September 23, 2009
        File No. 333-160634

Dear Mr. Heaney:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations
Outstanding Accounts Receivable, page 67

1.   We have reviewed your response to our prior comment eight, noting that your
        Home and Community segment had an increase in accounts receivable aging of

$2.5 million due to the conversion process. Considering (i) the substantial increase in each aging bucket, (ii) your accounts receivable increased approximately $14.6 Million from December 31, 2008 to June 30, 2009, and (iii) your allowance for doubtful accounts (as a percentage of gross accounts receivable) remained consistent with prior periods, tell us how you allocated your historical collection rates to each of the aging buckets in order to determine your allowance for doubtful accounts. Further, if certain payors are excluded from your historical collection analysis, please tell us the factors that affect the allowance for doubtful accounts related to those certain payors.

Certain Relationships and Related Party Transactions, page 116

2.   We note that Mr. Wright will resign as Chairman following completion of this offering. Please quantify the benefits to be received as a result of the separation and general release agreement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to Bill Kearns at (202) 551-3727 or Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Dominick DeChiara, Esq.
        Nixon Peabody LLP
        Fax: (866) 402-0836